                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   ----------


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                                  DELIA*S CORP.
         --------------------------------------------------------------
             (Exact name of registrant as specified in its charter)



               DELAWARE                                  13-3963754
    ---------------------------------       ------------------------------------
(State of incorporation or organization)     (IRS Employer Identification No.)



     435 HUDSON STREET, NEW YORK, NY                         10014
    ---------------------------------            -------------------------------
 (Address of principal executive offices)                 (Zip Code)


If this form relates to the registration of a              If this form relates to the registration of a
class of securities pursuant to Section 12(b) of           class of securities pursuant to Section 12(g) of
the Exchange Act and is effective pursuant to              the Exchange Act and is effective pursuant to
General Instruction A.(c), please check the                General Instruction A.(d), please check the
following box.  (  )                                       following box.  (x)


Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act: Preferred Stock Purchase Rights

Item 1.  Description of Registrant's Securities to be Registered.

         On January 9, 2001, the Board of Directors of dELiA*s Corp. (the "Company") declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of Class A Common Stock, $.01 par value, of the Company (the "Class A Common Shares") and Class B Common Stock, $.01 par value, of the Company (the "Class B Common Shares" and, together with the Class A Common Shares, the "Common Shares"), payable to the stockholders of record on January 22, 2001 (the "Record Date"). The Board of Directors also authorized and directed the issuance of one Right with respect to each Common Share issued thereafter until the Distribution Date (as defined below) (or the earlier redemption or expiration of the Rights).

         Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, $.01 par value (the "Preferred Shares"), at a price of $25.00, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Bank of New York, as Rights Agent (the "Rights Agent"), dated as of January 12, 2001.

         Initially, the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Right Certificates (as hereinafter defined) will be distributed. The Rights will separate from the Common Shares upon the earliest to occur of (i) the tenth day after public disclosure that a person or entity (a "Person") or group of affiliated or associated Persons (a "Group") has acquired beneficial ownership of 15% or more of the outstanding Class A Common Shares (except pursuant to a Permitted Offer, as hereinafter defined); or (ii) 10 business days (or such later date as the Board of Directors may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a Person or Group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the "Distribution Date"). A Person or Group whose acquisition of Class A Common Shares causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person." The date that a Person or Group becomes an Acquiring Person is the "Stock Acquisition Date."

         Notwithstanding the foregoing, Stephen I. Kahn, the Chairman and Chief Executive Officer of the Company, members of his immediate family sharing his household and any Group of which Stephen I. Kahn is a member as of January
22, 2001, including any successors to, or assignees of, the rights and obligations of any member of such Group under any contract or arrangement creating such Group, will not be deemed to be Acquiring Persons and their ownership will not cause a Distribution Date unless they, either alone or together with their respective affiliates or associates, increase their collective beneficial ownership of Class A Common Shares to 45% of the shares then outstanding, representing an increase of approximately 15% over their current collective ownership level.

         In addition, a Person who acquires Class A Common Shares pursuant to a tender or exchange offer which is for all outstanding Class A Common Shares at a price and on terms which the Board of Directors determines (prior to acquisition) to be adequate and in the best interests of the Company and its stockholders (other than such Person, its affiliates and associates) (a "Permitted Offer") will not be deemed to be an Acquiring Person and such Person's ownership will not constitute a Distribution Date.


         The Preferred Shares purchasable upon exercise of the Rights will be entitled, when, as and if declared, to receive a minimum preferential quarterly dividend payment of an amount equal to 100 times the dividend declared per Class A Common Share. In the event of a liquidation, dissolution or winding up of the Company, the holders of the Preferred Shares will be entitled to receive a minimum liquidation payment of an amount equal to 100 times the payment made per Class A Common Share. Each Preferred Share will have 100 votes, voting together with the Class A Common Shares. In the event of any merger, consolidation or other transaction in which Class A Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount and type of consideration received per Class A Common Share. The rights of the Preferred Shares as to dividends and liquidation, and in the event of mergers and consolidation, are protected by customary anti-dilution provisions. Because of the nature of the Preferred Share dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Class A Common Share.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon the transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights to Purchase Preferred Stock being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date, and will expire at the close of business on January 22, 2011, unless earlier redeemed by the Company as described below.

         In the event that any Person becomes an Acquiring Person, each holder of Rights (other than Rights that have become null and void as described below) will thereafter have the right (the "Flip-In Right") to receive, upon exercise of such Rights, the number of Class A Common Shares (or, in certain circumstances, other securities of the Company) having a value (immediately prior to such triggering event) equal to two times the aggregate exercise price of such Rights. For example, if a Person became an Acquiring Person at a time when the current per share market price of the Company's Class A Common Shares is $20 and the Purchase Price was $100, each holder of a Right (other than a Right which has become null and void as described herein) would have the right to receive ten Class A Common Shares upon exercise of the Right and payment of the Purchase Price of $100. Following the occurrence of the event described above, all Rights that are or (under certain circumstances specified in the Rights Agreement) were beneficially owned by any Acquiring Person or any affiliate or associate thereof or certain transferees thereof will be null and void.

         The Board, at its option, may at any time after any Person becomes an Acquiring Person exchange all or part of the then issued and outstanding Rights (other than those that have become null and void as described above) for Class A Common Shares at an exchange ratio of one Class A Common Share per Right in lieu of the Flip-In Right, provided no Person is the beneficial owner of 50% or more of the Class A Common Shares at the time of such exchange.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power or (ii) more than 50% of the Company's assets or earning power is sold or transferred, then each holder of Rights (except Rights which previously have been voided as discussed above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise of such Rights, common shares of the acquiring company (or, in certain circumstances, its parent) having a value equal to two times the aggregate exercise price of the Rights. The Flip-Over Right shall not apply to any transaction described in clause (i) if such transaction is with a Person or Persons (or a wholly owned subsidiary of any such Person or Persons) that acquired Class A Common Shares pursuant to a Permitted Offer and the price and form of consideration offered in such transaction is the same as that paid to all holders of Class A Common Shares whose shares were purchased pursuant to the Permitted Offer. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

         The Purchase Price payable, and the number of Class A Common Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Class A Common Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Class A Common Shares on the last trading day prior to the date of exercise.

         At any time prior to the earlier to occur of (i) a Person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.0001 per Right (the "Redemption Price"), which redemption shall be effective at such time, on such basis and with such conditions as the Board of Directors may establish in its sole discretion. The Company may, at its option, pay the Redemption Price in Class A Common Shares.

         All of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person).

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Company, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a Person or Group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors, as the Rights may be redeemed by the Company for $.0001 per Right prior to the time that a Person or Group has acquired beneficial ownership of 15% or more of the Common Shares.

         The Rights Agreement is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.


Item 2.  Exhibits.

         4.1 Rights Agreement, dated as of January 12, 2001, between dELiA*s Corp. and The Bank of New York, as Rights Agent, with the form of Certificate of Designation of Series A Junior Participating Preferred Stock attached as Exhibit A thereto, the form of Right Certificate attached as Exhibit B thereto and the Summary of Rights to Purchase Preferred Stock attached as Exhibit C thereto. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after the date of public announcement that a Person or Group has acquired beneficial ownership of 15% or more of the Class A Common Shares or the tenth business day (or such later date as may be determined by action of the Company's Board of Directors) after a Person or Group commences or announces its intention to commence a tender or exchange offer the consummation of which would result in the beneficial ownership by a Person or Group of 15% or more of the Class A Common Shares.

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  January 19, 2001

                                            dELiA*s Corp.


                                            By:  /s/ Timothy B. Schmidt
                                                 -------------------------
                                                 Name:  Timothy B. Schmidt
                                                 Title: Senior Vice President

                                  EXHIBIT INDEX


4.1 Rights Agreement, dated as of January 12, 2001, between dELiA*s Corp. and The Bank of New York, as Rights Agent, with the form of Certificate of Designation of Series A Junior Participating Preferred Stock attached as Exhibit A thereto, the form of Right Certificate attached as Exhibit B thereto and the Summary of Rights to Purchase Preferred Stock attached as Exhibit C thereto. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after the date of public announcement that a Person or Group has acquired beneficial ownership of 15% or more of the Class A Common Shares or the tenth business day (or such later date as may be determined by action of the Company's Board of Directors) after a Person or Group commences or announces its intention to commence a tender or exchange offer the consummation of which would result in the beneficial ownership by a Person or Group of 15% or more of the Class A Common Shares.